ROYAL PHILIPS ELECTRONICS TO ACQUIRE VLSI TECHNOLOGY
                          FOR $21.00 PER SHARE IN CASH

         SUNNYVALE, CA, MAY 2, 1999 - Royal Philips Electronics (NYSE: PHG) and VLSI Technology, Inc. (Nasdaq: VLSI) today announced they have signed a definitive merger agreement under which Philips will acquire all VLSI shares for $21.00 per share in cash. VLSI will become a key part of Philips Semiconductors, a $4.5 billion division of Royal Philips Electronics that is one of the world's leading global suppliers of communications and consumer semiconductor products.

         VLSI currently has approximately 46.6 million shares outstanding, of which Philips already owns 1.2 million shares. Philips will also cash out options on an additional 11.3 million VLSI shares.

         Philips will tomorrow amend its existing tender offer to purchase all of the outstanding shares of VLSI common stock to increase the purchase price to $21.00 per VLSI share and to extend the expiration date of the offer to midnight, New York City time, on Friday, May 14, 1999, unless further extended. The tender offer was previously scheduled to expire on May 10, 1999. To date, approximately 237,316 VLSI shares have been validly tendered and not withdrawn pursuant to Philips' tender offer. Philips expects to mail amended tender offer materials to VLSI stockholders in the next several days.

         VLSI's Board of Directors has voted unanimously to approve the definitive merger agreement, and to recommend that VLSI stockholders accept Philips' amended cash tender offer.

         Arthur van der Poel, Chairman of Philips Semiconductors, said: "We are pleased to have been able to work out a negotiated transaction with VLSI at a price that is fair to the shareholders of both companies. After reviewing non-public VLSI information and meeting with VLSI management, we have concluded there is additional value in the company. VLSI has exactly the technology, know-how and people in place to help further the strategy of Philips Semiconductors. Now that we have concluded the agreement in this way, we can focus on getting


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to know the VLSI employees who we recognize as one of the company's key assets, and move forward together."

         VLSI and Philips Semiconductors have complementary operations with almost no product overlap. Combining VLSI's digital expertise and capabilities in wireless communications, computer networking and ASICs with Philips' strengths in wireless, multimedia, automotive and consumer electronics will benefit the customers of both companies and create numerous growth opportunities.

         Alfred J. Stein, Chairman and Chief Executive Officer of VLSI, said:
"We are very pleased that the strategic review process in which we have been engaged has resulted in an agreement that is good for our customers, good for our business partners, good for our employees, and, above all, good for our stockholders. VLSI is one of the leading designers and manufacturers of leading-edge semiconductor products. Philips is one of the world's leading consumer electronics companies. Together, we can accomplish far more for the benefit of our constituents than either company could do as standalone entities. I look forward to working closely with Philips to complete the transaction and to achieve a smooth and seamless transition."

         Credit Suisse First Boston Corporation served as financial advisor to Philips and Morgan Stanley & Co. Incorporated and Hambrecht & Quist LLC served as financial advisors to VLSI with respect to the Philips tender offer and the evaluation of strategic alternatives to such offer.

         VLSI stockholders with questions about Philips' tender offer can call Philips' Information Agent for the offer, Innisfree M&A Incorporated, at (888) 848-4543 or (212) 750-5833 (collect), or VLSI's Information Agent, MacKenzie Partners at (800) 322-2885 or (212) 929-5500 (collect).

         Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of US$33.9 billion in 1998. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and monitors, and one-chip TV products. Its 233,700


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employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, business electronics, and IT services (Origin). Philips is quoted on the NYSE, London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com.

         VLSI Technology, Inc. designs and manufactures custom and semi-custom integrated circuits for leading firms in the wireless communications, networking, consumer digital entertainment and advanced computing markets. The company is based in San Jose, Calif. with 1998 revenues from continuing operations of $547.8 million, and approximately 2,200 employees worldwide. Information related to VLSI Technology is available at VLSI's homepage, http://www.vlsi.com.

         CONTACTS:
         ROYAL PHILIPS ELECTRONICS         VLSI TECHNOLOGY
         Jeremy Cohen                      Lisa Ewbank, IR Director (Investors)
         31-20-597-7213                    408-474-5519

         George Sard/David Reno            Todd Fogarty (Media)
         Sard Verbinnen & Co.              Kekst and Company
         212-687-8080                      212-521-4854

         PHILIPS SEMICONDUCTORS
         Jodi Guilbault, 408-991-2332
         Jodi.Guilbault@sv.sc.philips.com
         www.semiconductors.philips.com